ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 29, 2024	Sarah Clinton
T +1 617 951 7375
sarah.clinton@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Lisa N. Larkin

Re:	Versus Capital Multi-Manager Real Estate Income Fund LLC (File Nos. 333-266297 and 811-22534) (“VCMIX”) and Versus Capital Real Assets Fund LLC (File Nos. 811-23201 and 333-261313) (“VCRRX”) (each a “Fund” and together, the “Funds”)

Ladies and Gentlemen

As discussed on July 29, 2024 with Ms. Lisa N. Larkin of the staff (the “Staff”) of the Securities and Exchange Commission, the Funds are submitting this letter to clarify certain responses in the letter dated July 24, 2024 (the “July 24 Letter”) responding to comments from the Staff’s review of Post-Effective Amendment No. 4 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 30 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to VCMIX’s Registration Statement on Form N-2 and Post-Effective Amendment No. 5 under the 1933 Act and Amendment No. 19 under the Investment Company Act to VCRRX’s Registration Statement on Form N-2, each filed pursuant to Rule 486(a) under the 1933 Act on May 30, 2024. Capitalized terms not defined in this letter have the same meaning as in each Fund’s Registration Statement.

The Funds hereby amend and restate comments 1.j and 8 and the Funds’ response thereto in the July 24 Letter as follows:

VCMIX and VCRRX

1.	Comment: The Staff notes that each Fund may make portfolio investments through one or more Subsidiaries. With respect to the Subsidiaries, for each Fund:

j.	If a Subsidiary is wholly-owned by the Fund, please confirm that the Subsidiary’s management fee, including any performance fee, will be included in “Management Fees” in the table disclosing the Fund’s Annual Fund Operating Expenses, and that the Subsidiary’s expenses will be included in “Other Expenses” in the table.

Response: Each Fund confirms that a wholly-owned Subsidiary’s management fee, including any performance fee, will be included in “Management Fees” and that the Subsidiary’s expenses will be included in “Other Expenses” in the table, provided that, in accordance with U.S. Generally Accepted Accounting Principles, Regulation S-X, and other applicable accounting guidance, the financial statements of such Subsidiary are consolidated with those of the Fund.

VCRRX

8.	Comment: In the Summary of Fund Expenses table, please confirm that footnote 3 to the investment management fee line item is accurate.

Response: The Fund confirms that it will revise footnote 3 to the Summary of Fund Expenses table to refer to any Management Fee paid by a Subsidiary, as reflected below.

Investment Management Fee is paid to the Adviser at an annual rate of 1.15% of NAV, which accrues daily on the basis of the Fund’s net assets. The Investment Management Fee will reduce the NAV of the Fund and is payable in arrears on a quarterly basis. See “Management of the Fund – Adviser and Investment Management Fee.” To the extent the Fund utilizes a Subsidiary, the Adviser contractually agrees to reduce the Investment Management Fee paid by the Fund in an amount equal to any management fees it receives from a Subsidiary, or to waive any management fees payable by a Subsidiary, as applicable, such that, for the collective net assets of the Fund and the Subsidiaries, the total Investment Management Fee is calculated at a rate of 1.15%. The Adviser will pay the Sub-Advisers from its Investment Management Fee. Pursuant to a sub-advisory agreement, Brookfield is paid a management fee by the Adviser based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 0.60% down to 0.45% based on the average daily NAV of the Fund assets that Brookfield manages. Pursuant to a sub-advisory agreement, Lazard is paid a management fee by the Adviser based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 0.40% down to 0.30% based on the average daily NAV of the Fund assets that Lazard manages.

- 2 -	July 29, 2024

Sincerely,

Sarah Clinton

cc:	Brian Petersen, Versus Capital Advisors LLC
Jillian Varner, Versus Capital Advisors LLC